Exhibit 1.1

Execution Version

CANTOR FITZGERALD & CO.
499 Park Avenue
New York, New York, 10022

October 26, 2023

Sizzle Acquisition Corp.
4201 Georgia Avenue, NW
Washington, DC 2011
Attn: Steve Salis, Chief Executive Officer

Re:	Amendment to Underwriting Agreement

Ladies and Gentlemen:

Reference is hereby made to that certain Underwriting Agreement, dated as of November 3, 2021 (the “Underwriting Agreement”), by and between Sizzle Acquisition Corp., a Delaware corporation (the “Company”) and Cantor Fitzgerald & Co., a representative of the several underwriters thereunder (the “Representative”). Capitalized terms used but not defined in this letter agreement (this “Letter”) shall have the meanings given to such terms in the Underwriting Agreement.

On October 25, 2022, the Company entered into an Agreement and Plan of Merger (as amended by that certain First Amendment to the Agreement and Plan of Merger dated January 4, 2023 and the Second Amendment to the Agreement and Plan of Merger dated July 7, 2023, and as may be further amended, modified or supplemented from time to time, the “Merger Agreement”) with European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands and a direct, wholly-owned subsidiary of EUR (the “Target”), and certain other parties named therein, pursuant to which Merger Agreement, subject to the terms and conditions thereof, among other matters, upon the consummation of the transactions contemplated thereby, the Company will consummate its initial Business Combination with the Target (the “Target Transaction”).

In contemplation of the Target Transaction, the Company and the Representative hereby agree to amend the Underwriting Agreement as follows, in the case of Paragraphs 1 and 2 hereof, effective and conditioned upon the consummation of the Target Transaction (the “Fee Reduction”):

1. Section 1.3 of the Underwriting Agreement is hereby deleted in its entirety and replaced with the following:

“1.3 Deferred Underwriting Commission. The Representative agrees that upon the consummation of the Company’s initial Business Combination (the “Closing”), the Company (or, if applicable, the successor public company in such Business Combination (the “Successor”)) shall issue, transfer and deliver, or cause to be issued, transferred and delivered, to the Representative, in book-entry form, by irrevocable instruction to its duly appointed transfer agent, a number of shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”) (or equivalent publicly traded common or shares of common stock of the Successor) equal to 900,000 shares of Common Stock, subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the date hereof and prior to the closing of such initial Business Combination, including to account for any equity securities into which such shares are exchanged or converted (the “Representative Shares” or the “Modified Deferred Underwriting Commission”). The Company hereby agrees that the Representative Shares issued, transferred and delivered to the Representative in satisfaction of the Modified Deferred Underwriting Commission shall be validly issued, fully paid and non-assessable and free and clear of all liens, encumbrances and other restrictions on the pledge, sale or other transfer of such Representative Shares of Common Stock (including any restrictions that may arise due to contractual “lock-ups”), other than those arising from applicable U.S. federal or state securities laws (collectively “Restrictions”).

Upon the issuance of the Representative Shares, the Company will, and will cause the Sponsor to, add the Representative Shares as “Registrable Securities” of the Representative under that certain Registration Rights Agreement, dated as of November 3, 2021 (as may be amended, the “Registration Rights Agreement”); provided, that in the event that there is any “public investment in private equity” (“PIPE”) that closes substantially concurrently with the Closing which includes registration rights for the investor in such PIPE (the “Registration Rights Obligations”) that are superior to the registration rights available to the Representative under the Registration Rights Agreement, the Representative may, at its sole election within ten (10) Business Days after the Closing elect to receive the Registration Rights Obligations with respect to the Representative Shares (pari passu with such PIPE investor) in lieu of the Registration Rights Agreement, and the Registration Rights Agreement will be simultaneously amended to remove the Representative Shares are “Registrable Securities” thereunder.

In the event that the Company is unable to consummate a Business Combination and CST, as the trustee of the Trust Account (in this context, the “Trustee”), commences liquidation of the Trust Account as provided in the Trust Agreement, the Representative agrees that the Representative shall forfeit any rights or claims to the Modified Deferred Underwriting Commission. Without limiting the foregoing, the Representative shall not be entitled to any of the funds deposited or held in the Trust Account in connection with the Modified Deferred Underwriting Commission, and any references in the Underwriting Agreement to such rights, including Sections 1.1.1, 1.1.2, 1.2.3, are hereby superseded.

However, in the event that the Company does consummate a Business Combination, but (x) the Company is unable to, or otherwise does not, issue or cause to be issued the full amount of the Representative Shares to the Representative in satisfaction of the Modified Deferred Underwriting Commission without any of the Restrictions, or (y) the Company does not comply with its obligations above with respect to the Registration Rights Agreement to be performed at or prior to the Closing, then, in each case, the Company (or any Successor) shall promptly pay to the Representative at the Closing the entire amount of the original Deferred Underwriting Commission in cash in lieu of delivering the Representative Shares hereunder.

For the avoidance of doubt, once issued, the Representative Shares will not be refundable under any circumstances.”

The Company and the Representative agree that, subject to the penultimate paragraph of Section 1.3 of the Underwriting Agreement (as amended by this Section 1), any reference in the Underwriting Agreement to the amount or type of consideration owed for the Deferred Underwriting Commission that is inconsistent with the provisions of Section 1.3, as amended by this Section 1, shall be deemed amended, effective as of the date of this Letter, to be consistent with the provisions of Section 1.3, as amended by this Section 1; however, if the conditions set forth in the penultimate paragraph of such Section 1.3 (as amended by this Section 1) are not satisfied as of the Closing, then this Letter shall be automatically terminated with respect to Sections 1 and 2 (other than such penultimate paragraph of such Section 1.3 as amended by this Section 1).

Each of the Company and the Representative will, upon request of the other, execute such other documents, instruments or agreements as may be reasonable or necessary to effectuate the Fee Reduction agreements set forth in this Letter.

For the avoidance of doubt, the Fee Reduction agreement set forth in this Letter is confidential may be not filed publicly or otherwise disclosed by the Company to any other party (other than EUR) without the Representative’s prior written consent, not to be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, if the Company (or the Successor) is required by applicable law, regulation, Commission or applicable stock exchange requirement or legal process to disclose this Letter or its terms, including, without limitation, the Fee Reduction agreement, the Company (or the Successor) may do so without the consent of the Representative, so long as it provides the Representative with a reasonable opportunity to review and comment on such disclosure prior to its filing, publication or dissemination and the Company (or the Successor) considers in good faith any reasonable comments provided by the Representative with respect to such disclosure.

2. Section 3.16 of the Underwriting Agreement is hereby deleted in its entirety and replaced with the following:

“3.16 Payment of Deferred Underwriting Commission on Business Combination. Upon the consummation of the Company’s initial Business Combination, the Company agrees that it will cause the Representative Shares to be issued and cause the Representative Shares to be added to the Registration Rights Agreement, each in accordance with Section 1.3.”

3. Section 2.38 of the Underwriting Agreement is hereby deleted in its entirety and replaced with the following:

“2.38 Advisory Agreement. Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), is not “participating” in the Offering as defined in FINRA Rule 5110(j)(16). For the avoidance of doubt, any fees payable by the Company to CCM after the consummation of the Offering through and including the consummation of a Business Combination pursuant to any agreement between the Company and CCM shall only be (x) paid in Common Stock, and not in cash, and (y) separate from, and in addition to, the underwriting fees owed to the Underwriters hereunder.”

4. Sections 1 and 2 of this Letter and the Fee Reduction will cease to be effective and terminate automatically upon the valid termination of the Merger Agreement. In the event of such termination, (i) the Company agrees to provide prompt notice of such termination of the Merger Agreement to the Representative, and (ii) the original Deferred Underwriting Commission shall become due and payable by the Company to the Representative in cash, as originally set forth in the Underwriting Agreement, upon the consummation of a Business Combination.

The terms of this Letter shall be interpreted, enforced, governed by and construed in a manner consistent with the provisions of the Underwriting Agreement. Except as expressly provided in this Letter, all of the terms and provisions in the Underwriting Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Letter does not constitute, directly or by implication, an amendment, modification or waiver of any provision of the Underwriting Agreement, or any other right, remedy, power or privilege of any party to the Underwriting Agreement, except as expressly set forth herein. Any reference to the Underwriting Agreement in the Underwriting Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Underwriting Agreement, as amended or modified by this Letter (or as the Underwriting Agreement may be further amended, modified or supplemented after the date hereof in accordance with the terms thereof).

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Please acknowledge your agreement and acceptance to the foregoing by signing below and returning it to the undersigned at your earliest convenience.

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Global Head of Investment Banking

Accepted and agreed as of the date first set forth above:

SIZZLE ACQUISITION CORP.

By:	/s/ Steve Salis
Name:	Steve Salis
Title:	Chief Executive Officer

{Signature Page to Amendment to Underwriting Agreement}

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